UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 23, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling,com Tel: (646) 284-9416

TGS Announces Results for the Third Quarter 2012

and Nine-Month Period ended September 30, 2012

FOR IMMEDIATE RELEASE: Tuesday, October 23, 2012

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 35.1 million, or Ps. 0.044 per share (Ps. 0.221 per ADS), for the three-month period ended September 30, 2012, compared to a net income of Ps. 17.6 million, or Ps. 0.022 per share (Ps. 0.111 per ADS), recorded in the same 2011 period.

The increase in net income is mainly attributable to a rise in operating income of Ps. 37.4 million, mainly due to a better performance of Production and Commercialization of Natural Gas Liquids (“Liquids”) business segment. This positive effect was partially mitigated by a Ps. 13.5 million higher financial expense basically related to a higher devaluation of the local currency during the 2012 period.

Net income for the nine-month period ended September 30, 2012 amounted to Ps. 135.7 million, or Ps. 0.171 per share (Ps. 0.854 per ADS), which compares with the Ps. 151.6 million, or Ps. 0.191 per share (Ps. 0.954 per ADS) recorded in the same last year period.

Decrease in net income for the nine-month period ended September 30, 2012, compared to the same period of 2011, was mainly driven by a higher devaluation of the local currency during the period of 2012, which negatively impacted TGS’s dollar denominated net liability monetary position, generating higher foreign exchange losses amounting to Ps. 68.7 million. Operating income was higher by Ps. 42.1 million, which partially compensated the above mentioned negative financial effect.

Third Quarter 2012 vs. Third Quarter 2011

In the three-month period ended September 30, 2012, the Company posted total net revenues of Ps. 517.8 million, above the Ps. 349.2 million recorded in the third quarter of 2011.

Natural Gas Transportation business revenues amounted to Ps. 154.4 million in the third quarter of 2012, compared to Ps. 151.7 million earned in the same year-ago quarter. Higher revenues totaling Ps. 3.4 million were generated by the operation and maintenance of the Natural Gas Transportation assets, which started operating at the end of 2011, and belong to certain fideicomisos de gas (trusts)

as explained below.

The Natural Gas Transportation business segment represented approximately 30% and 43% of TGS’ total revenues for the third quarters of 2012 and 2011, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain fideicomisos de gas (trusts) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to “ENARGAS” (the National Gas Regulatory Body) regulation.

The Production and Commercialization of Liquids business segment revenue increased to Ps. 342.7 million in the three-month period ended September 30, 2012, from Ps. 174.8 million in the same 2011 period. This increase is mainly due to a higher volume exported by TGS’ own account.

Liquids’ Production and Commercialization revenues accounted for approximately 66% and 50% of the total revenue for the third quarters of 2012 and 2011, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for the Company’s own account and on behalf of TGS’ clients.

In the third quarter of 2012, Other Services revenues amounted to Ps. 20.7 million, Ps. 2.0 million below the same period in 2011. The decrease is mainly explained by lower revenues generated by midstream and construction services.

The Other Services segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 4% and 7% for the three-month periods ended September 30, 2012 and 2011, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream, as well as gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and corresponding operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the third quarter of 2012 went up to Ps. 379.4 million, from Ps. 248.2 million in the third quarter of 2011. This rise is mainly due to an increase in the Liquids production variable cost of Ps. 65.4 million mainly associated with a rise in the price of natural gas. Additionally, as a consequence of lower natural gas processing from TGS’ clients, the Company processed a higher flow of natural gas from its own account, which implied higher volume of purchases.

Net financial expense increased to Ps. 77.5 million in 2012 third quarter, up from Ps. 64.0 million reported in the same quarter of 2011. This increase of Ps. 13.5 million is mostly attributable to a higher foreign exchange loss, derived from a higher devaluation of the Argentine peso in the third quarter of 2012, which was partially compensated by an increase of interest generated by time deposits.

For the third quarter of 2012, TGS reported a Ps. 19.3 million income tax expense, compared to Ps.

9.7 million reported in the same period of 2011. This Ps. 9.6 million increase is due to higher taxable income reported in the 2012’s quarter.

Nine-Month Period ended September 30, 2012 vs. Nine-Month Period ended September 30, 2011

For the nine-month period ended September 30, 2012, the Company recorded a total net revenue of Ps. 1,699.3 million, up from the Ps. 1,245.8 million recorded in the same period of 2011.

Natural Gas Transportation revenues for the nine-month period ended September 30, 2012 was Ps. 446.4 million, 2.4% above the Ps. 436.0 million earned in the same previous year period. The increase of Ps. 10.4 million is mainly due to higher revenues generated by the charge for access and use that TGS collects for the operation and maintenance of the Natural Gas Transportation pipeline system expansion carried out by the gas trusts, as mentioned previously.

The Liquids Production and Commercialization segment increased to Ps. 1,144.0 million in the nine-month period ended September 30, 2012, from Ps. 745.1 million for the same previous year period. This increase is mainly due to: (i) a higher volume sold by TGS’ own account, as the clients of the Company (principally natural gas producers) processed minor volumes of natural gas, (ii) an increase in the volume exported, and (iii) the rise in the ethane price by more than 30% in the first semester of 2012, which reflects the pass through of the production cost increase in relation to tariff charge mentioned below.

During the nine-month period ended September 30, 2012, Other Services revenues amounted to Ps. 108.9 million, increasing Ps. 44.2 million from the same period in 2011. The increase is mainly explained by higher revenues generated from construction services rendered in connection with expansion works both in the natural gas transportation pipeline system and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank.

Costs of sales and administrative and selling expenses increased by 47% to Ps. 1,282.4 million in the nine month period ended September 30, 2012, from Ps. 871.0 million in the same previous year period. This variation is mainly attributed to the rise in the tariff charge created by the Argentine Government in 2008 to finance the imports of natural gas. The tariff charge increased, effective December 1, 2011, rising from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas. Within the framework of a legal action, on July 10, 2012, TGS obtained from the Court of Appeals  based in the Autonomous City of Buenos Aires, a preliminary injunction ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A. (acting as collection agents) not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in Resolution No.1,982/11, and to continue the billing and collection of the amounts stated prior to the issuance of said Resolution.

Moreover, in addition of an increase in the natural gas price as a consequence of lower natural gas processing from TGS’ clients, the Company processed a higher flow of natural gas for its own account, incurring a higher cost.

Other net expenses, net experienced a negative variation of Ps. 7.5 million, mainly due to the Ps. 16.0 million revenue generated in the 2011 period, which corresponds to the early cancellation of a contract related to the Liquids business. This effect was partially compensated by lower contingency accruals in 2012’s period.

Net financial expense rose to Ps. 195.6 million in the nine-month period ended September 30, 2012, from Ps. 136.7 million reported in the same 2011 period. This increase, of Ps. 58.9 million, was mainly related to the Ps. 68.7 million increase in the foreign exchange loss generated by a higher devaluation of the local currency in the 2012’s period, which has impacted TGS’ dollar denominated net liability position.

For the nine-month period ended September 30, 2012, TGS reported a Ps. 74.0 million income tax expense, compared to Ps. 83.8 million reported in the same period of 2011. This Ps. 9.8 million decrease is due to lower taxable income reported in the period of 2012.

Liquidity and Capital Resources

Cash flow from operating activities for the nine-month period ended September 30, 2012 amounted to Ps. 398.3 million, which was mostly allocated to an increase the Company’s cash position.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%; and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.) with the remaining 10%.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended

September 30, 2012 and 2011

(In millions of Argentine pesos)

Nine-month period ended September 30, 2012	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	446.4	1,144.0	108.9	-	1,699.3
Operating income / (loss)	100.5	367.0	30.5	(81.1)	416.9
Depreciation of PP&E	122.1	33.7	11.4	7.4	174.6
Additions to PP&E	87.8	22.8	9.0	7.2	126.8

Nine-month period ended September 30, 2011
Net revenues	436.0	745.1	64.7	-	1,245.8
Operating income (loss)	135.7	319.0	1.3	(81.2)	374.8
Depreciation of PP&E	119.0	30.5	9.6	5.4	164.5
Additions to PP&E	71.7	23.2	20.1	8.4	123.4

Breakdown of Net Financial Expense for the nine-month periods ended

September 30, 2012 and 2011

 (In millions of Argentine pesos)

	2012	2011
Generated by Assets
Interest	42.3	15.0
Foreign exchange gain	43.8	48.7
Trade receivables discounted value loss	6.8	5.8
Subtotal	92.9	69.5
Generated by Liabilities
Interest expense	(124.2)	(108.7)
Foreign exchange loss	(146.4)	(82.4)
Others	(17.9)	(15.1)
Subtotal	(288.5)	(206.2)
Total	(195.6)	(136.7)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of September 30, 2012 and December 31, 2011
(In millions of Argentine pesos)

	09/30/2012	12/31/2011
Current assets		
Cash and deposits in banks	67.3	234.2
Investments, net	709.5	225.1
Trade receivables, net	346.8	340.3
Other receivables	133.5	71.6
Inventories	13.4	7.6
Total current assets	**1,270.5**	**878.8**
Non current assets		
Trade receivables	52.7	52.1
Other receivables	79.2	74.0
Investments, net	3.5	3.2
Property, plant and equipment, net	3,955.0	4,012.6
Intangible assets, net	2.7	3.4
Total non current assets	**4,093.1**	**4,145.3**
Total assets	**5,363.6**	**5,024.1**
Current liabilities		
Accounts payable	284.5	291.5
Loans	54.1	15.9
Payroll and social security taxes payable	43.8	53.1
Taxes payable	88.9	49.1
Advances from customers	24.6	29.2
Other liabilities	5.7	5.7
Provisions for contingencies	143.4	130.8
Total current liabilities	**645.0**	**575.3**
Non current liabilities		
Loans	1,774.6	1,609.8
Taxes payable	580.4	604.4
Advances from customers	274.4	281.1
Total non current liabilities	**2,629.4**	**2,495.3**
Total liabilities	**3,274.4**	**3,070.6**
Shareholders' equity	**2,089.2**	**1,953.5**
Total liabilities and shareholders' equity	**5,363.6**	**5,024.1**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2012 and 2011

(In millions of Argentine pesos)

	2012	2011
Cash flows provided by operating activities		
Net income for the period	135.7	151.6
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	174.6	164.5
Amortization of intangible assets	0.7	0.8
Consumption of materials	1.6	2.3
Increase in allowances and provisions	12.8	21.4
(Gain) / loss on related companies	(0.3)	(1.7)
Interest expense accrual	124.3	108.7
Interest expense paid	(65.6)	(60.1)
Income tax accrued	74.0	83.8
Foreign exchange loss	126.9	77.7
Changes in assets and liabilities:		
Trade receivables	(7.0)	7.7
Other receivables	(68.7)	(39.1)
Inventories	(5.8)	(13.6)
Accounts payable	9.4	(20.2)
Payroll and social security taxes	(9.3)	2.4
Taxes payable	(22.1)	(12.9)
Advances from customers	(41.8)	(34.5)
Other liabilities	(0.1)	1.8
Provisions for contingencies	(0.1)	(1.1)
Interest accrual generated by investments other than cash and cash equivalents	(6.2)	-
Income tax and asset tax paid	(34.7)	(149.8)
Cash flows provided by operating activities	**398.3**	**289.7**
Cash flows used in investing activities		
Additions to property, plant and equipment	(124.1)	(129.0)
Dividends collected	-	0.3
Cash flows used in investing activities	**(124.1)**	**(128.7)**
Cash flows provided by / (used in) financing activities		
Proceeds from loans	20.0	-
Advances from customers	6.7	70.1
Dividers paid	-	(976.0)
Cash flows provided by / (used in) financing activities	**26.7**	**(905.9)**
Net increase / (decrease) in cash and cash equivalents	**300.9**	**(744.9)**
Cash and cash equivalents at the beginning of the year	**346.7**	**1,089.5**
Cash and cash equivalents at the end of the period	**647.6**	**344.6**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: October 23, 2012